October 3, 2007

Mail Stop 4561

Kim A. Lorz
FreeHand Systems International, Inc.
95 First Street Suite 200
Los Altos, CA 94022

**Re: FreeHand Systems International, Inc.
          Registration Statement on Form 10-SB
          Filed August 29, 2007
          File No. 0-17963**

Dear Mr. Lorz:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
Part I
Item 1. Description of Business, page 1

1. Please divide your discussion of FreeHand's business into sections that address
    the background of the business, the reverse acquisition, the various other
    acquisitions, financings, and their current business. We suggest that you revise
    the extensive discussion of the financings in this portion to summarize the
    financing transactions in a relatively brief format and use the Management's
    Discussion and Analysis to disclose them in detail.

2. While your disclosure states that USEV terminated its reporting obligations on

September 7, 2005, our records indicate that the Form 15 was filed October 31, 2005, after the date of the reverse acquisition with FreeHand Systems. Please advise. Please discuss the reasons for FreeHand entering into a reverse acquisition with a public shell – a public shell that had failed to satisfy its reporting obligations since 1999. Identify the parties involved in the reverse acquisition and the consideration paid.

3. Advise as to status and the exemption from registration being relied upon for the exchange of common stock for Series B preferred stock. Explain when and how the error with respect to the Series B was discovered.

Digital Sheet Music Websites, page 6

4. Provide supplemental support for the various assertions here and in the discussion under "The Market" on page 4.

Publicly Announced New Products, page 7

5. Please update the discussions of the "music trader" and of the "pitch recognition" software programs to the latest practicable date.

Sources and availability of raw materials, page 8

6. Identify the single manufacturer in China as Elite Business Machine Manufacturing Company (exhibit 10.7). Advise what consideration was given to filing your agreement with Raza Microelectronics, your sole source supplier of your Alchemy CPU.

7. Here, or elsewhere as appropriate, discuss third-party subcontracting in Russia and India.

Item 1A. Risk Factors, page 9

8. Please include a factor that discloses the 48% ownership of FreeHand by Vision Opportunity Master Fund Ltd. as well as the fact that the senior note with Vision is collateralized by nearly all of FreeHand's assets subject to certain exceptions.

Item 2. Management's Discussion and Analysis or Plan of Operations, page 11
Critical Accounting Policies
Stock-Based Compensation, page 24-25

9. We note that you appear to have disregarded the quoted market prices of your common stock for valuation purposes. In general, GAAP indicates that quoted market prices are the best evidence of fair value irrespective of a thin trading market. For example, paragraph 58 of SFAS 107, *Disclosures about Fair Value of Financial Instruments*, rejects the suggestion that an active market does not exist in cases where a stock is thinly traded and states that quoted market prices, even in thin markets, are relevant measures of fair value. Please explain to us how your method of valuing your common stock complies with GAAP.

Results of Operations, page 26

10. You state that the product cost of sales exceeded revenues because revenues are less than increasing costs of manufacturing but you do not identify the components of these increasing costs of manufacturing nor do you describe what management is doing to remedy the problem. You further state that FreeHand's "operating results and financial condition in the past have been and may in the future be materially adversely affected by the Company's ability to manage its inventory levels and outstanding purchase commitments and to respond to short-term shifts in customer demand patterns. " However, you do not disclose what, if anything, management is doing to address the issue. Please advise or revise.

11. Also, when there is more than one component contributing to any material increase or decrease in an item such as some of the operating expenses, include a reasonable estimate of the percentage contribution of each component.

12. Please expand this discussion to include an estimate of the cost of compliance with Sarbanes-Oxley as well as with the other requirements of being a company registered under Section 12(g) of the Exchange Act of 1934.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 35

13. We note that the bankruptcy court was to rule on the motion for dismissal of Mr. Lorz' bankruptcy petition in September 2007. Please update the discussion to disclose the results of this motion.

Director Compensation, page 40

14. Please disclose any current plans for director compensation in the future.

Part II
Item 3. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 52

15. Please revise to state whether BDO Seidman LLP resigned, declined to stand for
re-election or was dismissed, and the specific date as required by Item
304(a)(1)(i) of Regulation S-B.

16. Please revise your disclosure to state whether during your two most recent fiscal
years and any subsequent interim period through the date BDO Seidman LLP
resigned, declined to stand for re-election or was dismissed there were any
disagreements with the former accountant on any matter of accounting principles
or practices, financial statement disclosure, or auditing scope or procedure, which
disagreements, if not resolved to the satisfaction of the former accountant, would
have caused it to make reference to the subject matter of the disagreements in
connection with its reports or any reportable events as defined in Item
304(a)(1)(iv)(B) of Regulation S-B. In the event of disagreements and/or
reportable events, provide the specific disclosures required by Item
304(a)(1)(iv)of Regulation S-B.

17. Please file a letter from your former accountant, indicating whether or not they
agree with your disclosures in this section. See Item 304(a)(3) of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities, page 52

18. We note that you have claimed both Section 4(2) and Rule 506 of the Securities
Act as exemptions for your sales to several investors. Please provide the specific
facts that support these claims with respect to your 2005 and 2006 acquisitions.
We also note that you claimed Rule 504 exemptions for two issuances, including
one transaction with Vision. Please confirm. Advise of the specific facts that
made Rule 504 available for the April 2005 – March 2006 issuances.

 Part III

Exhibits

19. Note 7 to your financial statements discussed a 2004 Stock Option Plan but your exhibits only reference a 2006 Plan. Please advise or revise.

20. Further, we note that exhibits 10.15 and 10.19 contain blank appendices. Please revise or advise as applicable.

Part F/S
Financial Statements and Exhibits
Annual Audited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page F-12

21. We note that you capitalize the costs of digitizing sheet music for which you have acquired the distribution rights. Please describe to us the costs that you are capitalizing and the authoritative accounting guidance that supports the capitalization. Also, revise your accounting policy to address these assets.

22. You state that neither you nor the industry has a long history on which to base the estimated useful life of digital sheet music masters. You also disclose that your existing assets will be fully amortized before you can establish a reliable history on which to base the estimated useful life. However, you have concluded that a useful life of three years is appropriate. Please explain to us the basis for this conclusion. As part of your response, please tell us how you considered paragraph 11 of SFAS 142.

Note 3. Acquisitions, page F-19

23. We note your classification of a "customer base" as an identifiable intangible asset.   Please explain your basis for determining that the customer base meets the criteria for recognition apart from goodwill. See paragraphs 39 and B165 of SFAS 141.

Note 4. Amortizable Intangible Assets, page F-20

24. Please tell us how your current disclosure complies with paragraph 45(a)(1) and (2) of SFAS 142.

Note 6. Capital Stock
(b) Series B Convertible Preferred Stock Rights, page F-23

25. Please address the following with respect to the Series B rights:

- Explain how you concluded that the common shares used to settle the rights should be reflected as outstanding for all periods presented;

- Tell us how you and your auditors considered whether the discovery of the legal issue precluding the original issuance of the preferred stock and the resulting changes to the way these transactions were reported represented a restatement of your financial statements; and

- Explain how you considered whether amounts related to the Series B should be reported outside of permanent equity before and after uncovering the legal error.

   Refer to the guidance that supports your conclusions and explain, in detail, how you applied that guidance in your response.

Note 7. Stock Option Plans, page F-27

26. We note that you included your 2006 Equity Incentive Plan as Exhibit 10.26. Please revise your filing to include the disclosures required by paragraph A240(a) of SFAS 123R with respect to this plan.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please file an amendment by October 22, 2007 to comply with the staff's comments. If the filing cannot be amended by that time to comply with the staff's comments, note that the filing becomes effective by operation of law on October 29, 2007. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon at (202) 551- 3299 or Mark Kronforst, the Chief or Accounting Branch B at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Roy A. Grauman
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036
        Facsimile number: (212) 310-1687